# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Slam Corp., CIK 0001838162
CUSIP: G8210L105
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 1760 Market St., Suite 602, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 03/02/2026
Filed by CIK 0002111746
Persons authorized to receive notices and communications: Maulin Shah, 1760 Market St., Suite 602, Philadelphia, Pennsylvania (PA), 19103, 1-917-737-1372

## Reporting persons
- Digital Investment Strategy LLC (CIK 0002111746): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,212,000; sole dispositive power 0; shared dispositive power 14,212,000; aggregate amount beneficially owned 14,212,000 (99.5% of the class)
  Comment: Limited Liability Company
- Slam Sponsor, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 14,212,000; sole dispositive power 0; shared dispositive power 14,212,000; aggregate amount beneficially owned 14,212,000 (99.5% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Slam Corp.
Address of issuer's principal executive offices: 1760 Market St., Suite 602, Philadelphia, Pennsylvania (PA), 19103

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This Schedule 13D is filed on behalf of:

Digital Investment Strategy LLC
Slam Sponsor, LLC
Residence or business address: The principal office and business address of each of the Reporting Persons is 1760 Market St., Suite 602, Philadelphia, PA 19103.
Present principal occupation or employment: Digital Investment Strategy LLC is principally engaged in the business of investing, including in securities of the Issuer. Slam Sponsor, LLC's principal business is to act as the Issuer's sponsor in connection with the Issuer's initial public offering and potential future business combination.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Digital Investment Strategy LLC is organized under the laws of the State of Delaware. Slam Sponsor, LLC is organized under the laws of the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 31, 2020, Slam Sponsor, LLC paid $25,000, or approximately $0.002 per share, to cover certain expenses on behalf of the Issuer in consideration of 14,375,000 Class B ordinary shares of the Issuer, par value $0.0001 (the "Class B Ordinary Shares"). In January 2021, Slam Sponsor, LLC transferred an aggregate of 120,000 Class B Ordinary Shares to the Issuer's independent directors, 30,000 Class B Ordinary Shares to the Issuer's officers and 30,000 Class B Ordinary Shares to the Issuer's special advisor. In March 2022 and February 2023, Slam Sponsor, LLC acquired 30,000 and 21,000 Class B Ordinary Shares, respectively, for approximately $0.002 per share in connection with board member resignations. In April 2023, Slam Sponsor, LLC acquired 5,000 Class B Ordinary Shares for approximately $1 per share in connection with a board member resignation. Following certain sales of Class B Ordinary Shares to newly appointed board members, Slam Sponsor, LLC converted 14,210,000 Class B Ordinary Shares into Class A Ordinary Shares on January 16, 2025.

In connection with the closing of the Issuer's initial public offering on February 25, 2021, Slam Sponsor, LLC purchased an aggregate of 11,333,333 private placement warrants (the "Private Placement Warrants") for a purchase price of $1.50 per Private Placement Warrant. Each Private Placement Warrant entitles Slam Sponsor, LLC to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment. The Private Placement Warrants (including the Class A Ordinary Shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be exercised, transferred, assigned or sold by Slam Sponsor, LLC until 30 days after the completion of the Issuer's initial business combination. If the Issuer does not complete a business combination by the date by the deadline set forth in the amended and restated memorandum and articles of association, the Private Placement Warrants will expire worthless.

The source of funds used for the acquisition by Slam Sponsor, LLC was capital contributions from its members.

On March 2, 2026, pursuant to a securities purchase agreement, dated January 27, 2026, by and among Slam Sponsor, LLC, certain of Slam Sponsor, LLC's members (the "Sellers"), Digital Investment Strategy LLC and the Issuer, solely with respect to certain provisions of the agreement, Digital Investment Strategy LLC purchased from the Sellers 100% of the issued and outstanding equity interests of Slam Sponsor, LLC (the "Transaction").

## Item 4. Purpose of Transaction
Purpose of transaction:
General

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer's board of directors (the "Board"), and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a business combination or merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership information set forth herein represents beneficial ownership of Class A Ordinary Shares as of the date hereof, based upon 14,284,324 Class A Ordinary Shares outstanding as of February 5, 2026, as disclosed in the Issuer's Information Statement on Schedule 14F-1 filed on February 6, 2026.

Slam Sponsor, LLC is the beneficial owner of 14,212,000 Class A Ordinary Shares, representing approximately 99.5% of the outstanding shares, which consist of (i) 14,211,000 Class A Ordinary Shares held directly and (ii) 1,000 Class B Ordinary Shares held directly that are convertible into Class A Ordinary Shares on a one-to-one basis. Digital Investment Strategy LLC is the sole member of Slam Sponsor, LLC, and as a result, may be deemed to share beneficial ownership of the securities held of record by Slam Sponsor, LLC.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 14,212,000

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 14,212,000
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in Item 3 herein, during the past 60 days, none of the Reporting Persons have effected any transactions in the Class A Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Letter Agreement

In connection with the conversion of Class B Ordinary Shares to Class A Ordinary Shares on January 16, 2025, Slam Sponsor, LLC agreed to waive any right to receive funds from the Issuer's trust account with respect to the Class A Ordinary Shares received upon such conversion and acknowledged that such shares will be subject to all of the restrictions applicable to the original Class B Ordinary Shares under the terms of that certain letter agreement, dated as of February 22, 2021, by and among the Issuer and its initial shareholders, directors and officers.

Working Capital Loans

On November 30, 2021, Slam Sponsor, LLC agreed to loan the Issuer $400,000 (the "2021 Note") to fund working capital deficiencies or finance transaction costs in connection with a business combination (the "Working Capital Loans"). The 2021 Note does not bear interest and is repayable in full upon consummation of a business combination. If the Issuer does not complete a business combination, the 2021 Note shall not be repaid and all amounts owed under it will be forgiven. Upon the consummation of a business combination, Slam Sponsor, LLC shall have the option, but not the obligation, to convert the principal balance of the 2021 Note, in whole or in part, into private placement warrants at a price of $1.50 per private placement warrant. The 2021 Note is subject to customary events of default, the occurrence of which automatically trigger the unpaid principal balance of the 2021 Note and all other sums payable with regard to the 2021 Note becoming immediately due and payable.

On April 6, 2022, May 31, 2022 and August 31, 2022, Slam Sponsor, LLC agreed to loan the Issuer $150,000, $120,000 and $150,000, respectively, Working Capital Loans, each of which may be converted into additional private placement warrants, at an exercise price of $1.50 per warrant. On December 28, 2022, the Issuer issued a Working Capital Loan under an unsecured promissory note in the principal amount of up to $654,000 to Slam Sponsor, LLC which may be converted by the lenders at their option into additional private placement warrants, at an exercise price of $1.50 per warrant.

Capital Markets Advisory Agreement with Rose & Co. Capital Advisors, LLC

On October 23, 2025, Digital Investment Strategy LLC entered into an advisory agreement (the "Advisory Agreement") with Rose & Co. Capital Advisors, LLC ("Rose & Co") to assist in connection with a contemplated initial business combination, setting forth Rose & Co's fees for the provision of its services, as well as certain other standard provisions, such as confidentiality and indemnity provisions. Under the Advisory Agreement, Digital Investment Strategy LLC has agreed to pay Rose & Co (i) a $250,000 cash payment upon the signing of the Advisory Agreement, and (ii) upon the consummation of the initial business combination, a $500,000 cash payment plus $250,000 of aggregate value of restricted common shares of the post-initial business combination entity. If a proposed initial business combination is not consummated for any reason, the portion of the fee under the Advisory Agreement due upon the consummation of an initial business combination shall not be due or payable to Rose & Co.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement.

## Signatures
- Digital Investment Strategy LLC: /s/ Maulin Shah, Maulin Shah, Managing Member (04/01/2026)
- Slam Sponsor, LLC: /s/ Maulin Shah, Maulin Shah, Managing Member (04/01/2026)